UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

67061W708

67061W807

(CUSIP Number)

Willie J. White

Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Ashurst LLP

7 Times Square, 19th Floor

New York, NY 10036

(212) 205-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67061W708

CUSIP No. 67061W807

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 883
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 67061W708

CUSIP No. 67061W807

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 883
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) 00

This Amendment No. 2 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated July 15, 2015 and filed with the SEC on July 15, 2015 (“Amendment No. 1”), for Wells Fargo & Company (“Wells Fargo”) and Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) (collectively, the “Reporting Persons”) with respect to the variable rate munifund term preferred shares (“VMTP Shares”) of Nuveen Arizona Premium Income Municipal Fund (the “Issuer”). This Amendment is being filed as a result of: (a) the exchange (the “Exchange”) of the Reporting Persons’ 790 variable rate munifund term preferred shares (CUSIP No. 67061W708) for an equal number of variable rate munifund term preferred shares (CUSIP No. 67061W807) of the Issuer; and (b) the purchase (the “Purchase”) by the Reporting Persons of 93 variable rate munifund term preferred shares (CUSIP No. 67061W807) from the Issuer.

Item 2

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo and its subsidiaries provide banking, insurance, investments, mortgage, and consumer and commercial finance through 8,800 locations, 13,000 ATMs, the internet (wellsfargo.com) and mobile banking, and we have offices in 36 countries to support customers who conduct business in the global economy.”

Item 3

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“The Reporting Persons exchanged 790 variable rate munifund term preferred shares (CUSIP No. 67061W708) for an equal number of variable rate munifund term preferred shares (CUSIP No. 67061W807) of the Issuer; and (b) the purchase (the “Purchase”) by the Reporting Persons of 93 variable rate munifund term preferred shares (CUSIP No. 67061W807) from the Issuer.

The aggregate amount of funds used by the Reporting Persons for the Purchase was approximately $9,300,000. The source of funds was the working capital of the Reporting Persons.”

Item 4

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“Capital Strategies made the Purchase of the VMTP Shares for investment purposes. Capital Strategies acquired the VMTP Shares directly from the Company pursuant to a Purchase and Exchange Agreement, dated June 1, 2016, between the Issuer and Capital Strategies (the “Purchase and Exchange Agreement”) on their initial issuance for a purchase price of $9,300,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.”

Item 6

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

“The voting and consent rights on the 883 VMTP Shares received in the Exchange and Purchase will be treated in the same manner as previously described in this Item 6.”

Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.3 thereto and inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.7	VMTP Purchase and Exchange Agreement dated June 1, 2016

99.8	Registration Rights Agreement dated June 1, 2016”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2016

WELLS FARGO & COMPANY

By:	/s/ Michael J. Choquette
Name:	Michael J. Choquette
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Daniel E. George
Name:	Daniel E. George
Title:	Senior Vice President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.7	VMTP Purchase and Exchange Agreement dated June 1, 2016

99.8	Registration Rights Agreement dated June 1, 2016

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
John G. Stumpf	Chairman and Chief Executive Officer; Director	Chief Executive Officer of Wells Fargo & Company

David M. Carroll	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

Hope A. Hardison[1]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

Timothy J. Sloan	President and Chief Operating Officer	Chief Operating Officer of Wells Fargo

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Michael J. Loughlin	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Avid Modjtabai	Senior Executive Vice President (Consumer Lending)	Head of Consumer Lending and Operations of Wells Fargo

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

James Strother	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Carrie L. Tolstedt	Senior Executive Vice President (Community Banking)	Head of Community Banking of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

[1]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

Elaine L. Chao	Director	Former U.S. Secretary of Labor

John S. Chen	Director	Executive Chairman and Chief Executive Officer of BlackBerry Limited

Lloyd H. Dean	Director	President, CEO and Director of Dignity Health

Elizabeth A. Duke	Director	Former member of the Federal Reserve Board of Governors

Susan E. Engel	Director	Retired Chief Executive Officer of Portero, Inc.

Enrique Hernandez, Jr.	Director	Chairman, President, CEO and Director of Inter-Con Security Systems, Inc.

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Cynthia H. Milligan	Director	Dean Emeritus, College of Business Administration at University of Nebraska – Lincoln

Federico F. Peña	Director	Senior Advisor of Vestar Capital Partners

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Stephen W. Sanger	Director	Retired Chairman, CEO of General Mills, Inc.

Susan G. Swenson	Director	Chairman and Chief Executive Officer of Novatel Wireless, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Michael Hanna	Executive Vice President; Manager	100 S Ashley Dr, Tampa, FL 33602	Executive Vice President of Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Peter Hill	Manager	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Humbert Nelli	Manager	301 S College St, Charlotte, NC 28202	Managing Director at Wells Fargo Bank, NA

Lauren Locke	Managing Director	550 S Tryon St, Charlotte, NC 28202	Chief Administrative Officer at Wells Fargo Bank, NA

Patrice DeCorrevont	Manager	10 S Wacker Dr, Chicago, IL 60606	Managing Director at Wells Fargo Bank, NA

Deanna Ernst	Secretary	301 S College St, Charlotte, NC 28202	Paralegal at Wells Fargo Bank, NA

SCHEDULE II

LITIGATION SCHEDULE

AUCTION RATE SECURITIES (LEGACY WACHOVIA) Beginning in August 2008, Wachovia Securities, LLC, n/k/a Wells Fargo Advisors LLC (Wachovia Securities) and Wachovia Capital Markets, LLC, n/k/a Wells Fargo Securities LLC (collectively with Wachovia Securities, the Wachovia Securities Affiliates) entered into settlements agreements with state regulatory agencies, including the Secretary of State for the State of Missouri (as the lead state in the North American Securities Administrators Association task force investigating the marketing and sale of auction rate securities), relating to investigations of sales practice and other issues related to the sales of auction rate securities (ARS). Wachovia Securities also announced a settlement in principle with the Securities and Exchange Commission (SEC) of its similar investigation. Without admitting or denying liability, the agreements required that the Wachovia Securities Affiliates purchase certain ARS sold to customers in accounts at the Wachovia Securities Affiliates, reimburse investors who sold ARS purchased at the Wachovia Securities Affiliates for less than par, provide liquidity loans to customers at no net interest until the ARS are repurchased, offer to participate in special arbitration procedures with customers who claim consequential damages from the lack of liquidity in ARS and refund refinancing fees to certain municipal issuers who issued ARS and later refinanced those securities through the Wachovia Securities Affiliates. Without admitting or denying liability, the Wachovia Securities Affiliates also agreed to pay a total fine of $50 million to the state regulatory agencies and agreed to the entry of consent orders and Wachovia Securities agreed to entry of an injunction by the SEC.

AUCTION RATE SECURITIES (LEGACY WELLS FARGO) Beginning in November 2009, three broker-dealer subsidiaries (the Broker-Dealer Subsidiaries), Wells Fargo Investments, LLC, Wells Fargo Securities, LLC (as successor to Wells Fargo Brokerage Services, LLC), and Wells Fargo Institutional Securities, LLC, of Wells Fargo & Company (“Wells Fargo”) entered into settlement agreements with state securities regulators regarding the Broker-Dealers Subsidiaries’ participation in the auction rate securities (ARS) market. Under the agreements, the Broker-Dealer Subsidiaries agreed to purchase Auction Rate Securities (ARS) from eligible investors that bought ARS through the Broker-Dealer Subsidiaries prior to February 13, 2008 and to cease and desist from certain activities. Without admitting or denying liability, Wells Fargo Investments, LLC, agreed to pay $1.9 million in fines and penalties and the Broker-Dealer Subsidiaries agreed to reimburse investigative expenses.

MUNICIPAL DERIVATIVES BID PRACTICES INVESTIGATION The Department of Justice (DOJ) and the SEC, beginning in November 2006, requested information from a number of financial institutions, including Wachovia Bank, N.A.’s (n/k/a Wells Fargo Bank, NA) municipal derivatives group, with regard to competitive bid practices in the municipal derivative markets. Other state and federal agencies subsequently also began investigations of the same practices. On December 8, 2011, a global resolution of the Wachovia Bank investigations was announced by DOJ, the Internal Revenue Service, the SEC, the Office of the Comptroller of the Currency and a group of State Attorneys General. The investigations were settled with Wachovia Bank agreeing to pay a total of approximately $148 million in penalties and remediation to the various agencies.

The SEC alleged that Wachovia Bank engaged in certain acts in connection with the bidding of certain municipal reinvestment instruments during a period prior to 2006, in violation of section 17(a) of the Securities Exchange Act of 1933. Without admitting or denying the allegations in the complaint, Wachovia Bank consented to the entry of an injunction in the matter, and to make some of the financial payments described above.

ASSET-BACKED COMMERCIAL PAPER INVESTIGATION On August 14, 2012, the SEC entered a settled administrative order against Wells Fargo Brokerage Services LLC (n/k/a Wells Fargo Securities, LLC) and a former sales representative concerning alleged sales practice and suitability issues related to certain 2007 sales of three asset-backed commercial paper products to institutional and municipal purchasers. Without admitting or denying the allegations, the firm agreed to a censure, a cease-and-desist order, disgorgement of $65,000 plus prejudgment interest, and a civil penalty of $6.5 million.

ABS CDO INVESTIGATION In April of 2011, Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC) entered into a settlement with the SEC in which the firm paid $11.2 million in disgorgement and penalties and agreed to cease and desist from violating Sections 17(a)(2) and (3) of the Securities Act, in order to resolve issues arising from an investigation into Wachovia Capital Markets, LLC’s ABS CDO underwriting, marketing and pricing practices.

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.